FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

BANCO DE CHILE REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local Stock Exchanges, informing of certain resolutions adopted by the Board of Directors of Banco de Chile in the Extraordinary Meeting held on February 11h, 2025, whereby it was resolved to schedule an Ordinary Shareholders Meeting, to be held on March 27, 2025, with the purpose of approving the distribution as dividends of 82.4% of the net income obtained during the fiscal year ending on December 31, 2024.

Santiago, February 11, 2025

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter 18-10 of the Regulation for Banks and General Rule No. 30 of the Financial Market Commission, I inform you as Material Information, that in the Extraordinary Meeting No. BCH E-120 held on February 11th, 2025, the Board of Directors of Banco de Chile resolved to summon an Ordinary Shareholders Meeting to be held on March 27th, 2025, to propose, among other matters, the following net income distribution for the fiscal year ended on December 31, 2024:

a)	Deduct and retain from the net income obtained during fiscal year 2024, an amount equivalent to the correction of the paid capital value and reserves according to the Chilean Consumer Price Index variation occurred between November 2023 and November 2024, for an amount of CLP 212,012,307,434, which will be added to the account of retained net incomes from previous fiscal years.

b)	Distribute as dividend the remaining net income, corresponding a dividend of CLP 9.85357420889 per each one of the 101,017,081,114 shares of Banco de Chile.

Thus, a distribution of 82.4% of the net income for the fiscal year ended on December 31, 2024, is proposed as dividend.

Sincerely,

Eduardo Ebensperger O.

CEO

Banco de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2025

Banco de Chile

/s/ Eduardo Ebensperger O.
	By:	Eduardo Ebensperger O.
CEO

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